

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 3, 2006

Mr. Ramiro G. Peru
Executive Vice President and Chief Financial Officer
Phelps Dodge Corporation
One North Central Avenue
Phoenix, AZ 85004

> **Re:** **Phelps Dodge Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **Supplemental Responses filed June 2, 2006, June 28, 2006 and July 25, 2006**
> **File No. 001-00082**

Dear Mr. Peru:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief